UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated April 27, 2011.

2.               Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statements on Form S-8 (Registration No. 333-129271 and Registration No. 333-171971).

Press Release

Net income up 41% as ABB accelerates top line growth

•                  Orders up 25%(1) (19% organic(2)); 18% revenue growth (12% organic) at two-year high

•                  Top-line strength and solid business execution lead to higher operational margins

•                  Strong industrial demand; power transmission on track for second-half recovery

Zurich, Switzerland, April 27, 2011 — ABB reported a solid doubledigit rise in orders, revenues and earnings, driven by strong industrial efficiency demand, continued utility investment in grid interconnections and upgrades, and a more competitive cost base.

Net income rose 41 percent to $655 million while operational EBITDA(3) amounted to approximately $1.3 billion, a 37-percent increase over the same quarter in 2010. The operational EBITDA margin was 15.7 percent compared to 13.8 percent on the strong revenue increase and the success of ongoing cost savings.

Orders increased 25 percent and were higher in all divisions. Base orders (below $15 million) were up in all divisions for the second consecutive quarter to reach the highest level since the second quarter of 2008. Revenues increased 18 percent—the strongest growth in two years—on execution of the large order backlog and higher short-cycle product sales.

Earnings before interest and taxes (EBIT) increased 43 percent to approximately $1 billion. EBIT includes $107 million of charges related to the Baldor acquisition.

“Our results show we’re gaining traction in both growth and profitability,” said Joe Hogan, ABB’s CEO. “We are successfully targeting growth areas and the Baldor acquisition made a great contribution to the results. Our lower cost base also continued to pay off by lifting profitability in our growing businesses and holding margins steady where we’re still waiting for recovery.

“Looking ahead, we expect continued strong industrial demand to support our early cycle businesses and we see positive signs that our infrastructure-related businesses in both power and automation are on track for recovery later this year,” Hogan said. “ABB’s long-term key growth drivers remain intact—the increasing need for energy efficiency, industrial productivity and more reliable power infrastructure in both the mature and emerging economies.”

2011 Q1 key figures

			Change
$ millions unless otherwise indicated	Q1 11	Q1 10	US$	Local
Orders	10,357	8,067	28%	25%
Order backlog (end March)	29,265	25,454	15%	8%
Revenues	8,402	6,934	21%	18%
EBIT	1,013	709	43%
as % of revenues	12.1%	10.2%
Operational EBITDA(3)	1,319	962	37%
as % of operational revenues(3)	15.7%	13.8%
Net income	655	464	41%
Basic net income per share ($)	0.29	0.20
Cash flow from operating activities	166	427

(1)  Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are shown in the tables.

(2)  Organic changes exclude the impact of acquisitions (Ventyx and Baldor Electric).

(3)  Operational EBITDA represents earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges, the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables, and non-recurring charges related to acquisitions (Ventyx and Baldor Electric)—see reconciliation of non-GAAP measures in Appendix 1.

Summary of Q1 2011 results

Orders received and revenues

Industrial growth in most regions continued to drive demand for ABB products that boost energy efficiency, improve process and power quality and help customers increase the productivity of their production and power assets. This positive demand environment was further supported by high commodity prices, which drives both customer capital expenditures to expand capacity as well as operational investments to improve efficiency and productivity.

The continuing trend among utilities in many regions to increase investments for renewable energies and to link power grids was another positive demand driver in the quarter. Orders from utilities in China for technologically advanced equipment used in high- and ultrahigh-voltage direct current transmission systems was a further growth driver and a positive early indicator for the more substantial recovery in demand for power transmission equipment that the company expects in the second half of 2011.

Orders were higher in all divisions. The largest improvement was recorded in Discrete Automation and Motion, where the acquisition of Baldor Electric contributed just under half of the 63-percent local-currency increase in orders received. Orders grew 15 percent in Power Products, due in large part to higher orders for transformers in China. Orders rose at a double-digit pace in Low-Voltage Products and Process Automation and were 5 percent higher in Power Systems.

Base orders increased 25 percent (19 percent organic) and were up in all divisions. Base orders in Power Products increased for the second consecutive quarter and were 7 percent higher than the first quarter of 2010.

Regionally, orders grew 18 percent in Europe and were up in all divisions except Power Products, where orders were steady compared to the same period last year. The acquisition of Baldor Electric contributed to a 41-percent order increase in the Americas, which was further supported by order growth of 11 percent in Power Products and 22 percent in Process Automation. Orders in Asia rose 39 percent, led by 70-percent growth in China. A strong increase in Process Automation orders in the Middle East and Africa could not compensate an order decline in Power Systems in the region, where total orders were 6 percent lower.

Emerging market orders rose 22 percent in the quarter while orders from mature markets were 27 percent higher (17 percent organic) than the year before.

The order backlog at the end of March reached a record $29 billion, a local-currency increase of 8 percent (7 percent organic) compared to both the end of the first quarter 2010 and the end of 2010.

Revenues continued the growth begun in the second half of 2010 on execution of the strong order backlog combined with higher sales of short cycle products and services.

The strongest revenue growth was reported in Discrete Automation and Motion—due in large part to the Baldor acquisition—and in Power Systems, where execution of the strong order backlog, especially in the high-voltage direct current (HVDC) and power generation businesses, drove 27-percent revenue growth. Revenues were lower in Power Products as an increase in power distribution-related businesses could not compensate for the lower level of power transmission revenues coming from the weaker order backlog.

On an organic basis, first-quarter orders increased 19 percent and revenues grew 12 percent.

Operational earnings and net income

EBIT in the first quarter of 2011 amounted to $1 billion, a 43-percent increase compared to the same quarter a year earlier. Higher revenues—including an approximately $420-million contribution from acquisitions—and the favorable impact on profitability from a lower cost base were the main contributors to the improvement.

As part of the company’s previously-announced $1-billion cost savings initiative for 2011, savings of approximately $215 million were achieved in the first quarter, of which some 60 percent were derived from low-cost sourcing.

As announced with the fourth quarter results in February 2011, ABB will present and discuss its financial results using operational EBITDA as its principle performance indicator starting with the first quarter 2011 results. Management believes that operational EBITDA provides a better measure of operating earnings performance as acquisitions begin to make a larger contribution to ABB’s results.

Operational EBITDA in the first quarter of 2011 amounted to $1.3 billion, an increase of 37 percent over the year-earlier period. The operational EBITDA margin was 15.7 percent versus 13.8 percent in the same quarter a year earlier.

Net income for the quarter developed in line with EBIT and resulted in basic earnings per share of $0.29 compared to $0.20 in the year-earlier period.

Balance sheet and cash flow

Net cash at the end of the first quarter was $2.2 billion, down from $6.4 billion at the end of the previous quarter. The decrease mainly reflects the acquisition, completed at the end of January 2011, of Baldor Electric resulting in a total cash outflow of about $4.2 billion. Cash from operating activities declined compared to the strong first quarter of 2010, mainly because of higher working capital needed to support growth. Net working capital increased by approximately $1 billion in the quarter compared to the first quarter of 2010. Excluding acquisitions, net working capital was approximately $600 million higher.

Management appointments and board nominations

In February 2011, ABB announced the appointment of Frank Duggan to the Group Executive Committee as Head of Global Markets. Duggan succeeded Chief Financial Officer (CFO) Michel Demaré in this role, which represents the company’s market and regional organizations on the Executive Committee. Demaré continues in his role as ABB’s CFO.

In March, ABB’s Board of Directors unanimously proposed Ying Yeh as a new member. She is Vice President of Nalco Company and Chairperson of Nalco’s Greater China region, as well as a non-executive director of AB Volvo in Sweden and of the Intercontinental Hotels Group in the UK. The shareholders will vote on her nomination at the company’s next annual general meeting on April 29, 2011.

Dr. Bernd W. Voss, who has been a member of the ABB board and chairman of the Finance, Audit and Compliance Committee since 2002, will not seek re-election to the board.

Outlook

The global macroeconomic environment in ABB’s major end markets remains favorable. High commodity prices are driving increased customer capital expenditures, while simultaneously supporting spending on efficiency and productivity improvements, including service. Utility spending on power transmission to integrate renewable energy into existing grids and to interconnect national and regional power grids continues to gain momentum. Recent events in Japan and high oil prices are expected to further increase the need for energy-efficient power and automation technologies.

Emerging markets will remain the principal drivers of growth in the medium term but demand in the mature economies across all of ABB’s portfolio is also expected to continue growing over the coming quarters.

While overcapacity remains in some later-cycle infrastructure-related businesses, prices have stabilized in many sectors and ABB has initiated price increases in selected businesses in 2011, partly to offset increasing raw material costs. Supply bottlenecks related either to increasing demand or to recent events in Japan do not currently pose a significant risk to ABB’s business, but are being monitored closely.

Therefore, over the rest of 2011, management will continue to focus on adjusting costs while seeking profitable growth opportunities, both organic and inorganic, based on its leading technology, broad global presence, competitive cost base and strong balance sheet.

Divisional performance Q1 2011

Power Products

			Change
$ millions unless otherwise indicated	Q1 11	Q1 10	US$	Local
Orders	2,860	2,401	19%	15%
Order backlog (end March)	8,850	8,151	9%	2%
Revenues	2,327	2,319	0%	-3%
EBIT	331	348	-5%
as % of revenues	14.2%	15.0%
Operational EBITDA(1)	385	401	-4%
as % of operational revenues	16.5%	17.3%
Cash flow from operating activities	160	247

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring related charges and the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables—see reconciliation of non-GAAP measures in Appendix 1

Orders increased across all businesses in the quarter driven by growing industrial and power distribution demand. Base orders were up 7 percent compared to the first quarter of the previous year. Large orders more than doubled with significant transformer wins in China.

Regionally, in addition to growth in Asia, orders also increased in the Americas on higher demand in the U.S., mainly in power distribution. Orders were flat in Europe and slightly lower in the Middle East and Africa.

Revenues increased in the power distribution-related businesses but total division revenues declined, mainly reflecting execution of the lower level of power transmission orders from the backlog.

Operational EBITDA and operational EBITDA margin were lower than the same period a year earlier, primarily due to lower revenues and price pressure in the transmission sector. This was partly mitigated by cost savings.

Power Systems

			Change
$ millions unless otherwise indicated	Q1 11	Q1 10	US$	Local
Orders	1,937	1,758	10%	5%
Order backlog (end March)	11,498	9,861	17%	9%
Revenues	1,833	1,384	32%	27%
EBIT	121	-14	N/A
as % of revenues	6.6%	-1.0%
Operational EBITDA(1)	148	55	169%
as % of operational revenues	8.1%	3.9%
Cash flow from operating activities	-49	-37

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring related charges, the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables and non-recurring charges related to acquisitions (Ventyx)—see reconciliation of non-GAAP measures in Appendix 1

Base orders increased strongly across all businesses in the quarter, driven mainly by continued utility investments in renewable energy and grid reliability as well as demand for power to support expanding industrial production and infrastructure build-up. This more than compensated the lower level of large orders compared to the same quarter in 2010.

Orders for high-voltage direct current (HVDC) technologies helped drive strong double-digit order growth in Europe and Asia. Base order growth in the U.S. and Canada supported an order increase in the Americas. Orders were down in the Middle East and Africa due mainly to a decrease in substation orders.

Revenues grew significantly compared to the low levels of a year earlier on execution of the strong order backlog.

Operational EBITDA and operational EBITDA margin improved on a combination of higher revenues and the non-recurrence of project-related costs.

Discrete Automation & Motion

			Change
$ millions unless otherwise indicated	Q1 11	Q1 10	US$	Local
Orders	2,344	1,408	66%	63%
Order backlog (end March)	4,117	3,162	30%	22%
Revenues	1,880	1,213	55%	52%
EBIT	220	168	31%
as % of revenues	11.7%	13.8%
Operational EBITDA(1)	373	203	84%
as % of operational revenues	19.8%	16.6%
Cash flow from operating activities	34	59

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring related charges, the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables and non-recurring charges related to acquisitions (Baldor Electric)—see reconciliation of non-GAAP measures in Appendix 1

Orders increased in all businesses in the quarter as industrial production and the need for improved process quality and energy efficiency continued to grow.

Regionally, orders increased most in the Americas, led by the U.S., where the acquisition of Baldor Electric at the end of January 2011 contributed approximately $400 million in orders.

Orders in Asia and Europe grew by more than 30 percent. Asia growth was led by an increase of more than 50 percent in China, while India also recorded double-digit order growth. Orders were higher overall in Europe, especially in Germany, Italy and Norway. Orders declined in the Middle East and Africa. Orders were also positively impacted in the quarter by price increases in selected product areas.

Revenues also increased in the quarter in all businesses.

Excluding Baldor, orders increased by 34 percent in local currencies and revenues grew 21 percent.

Operational EBITDA amounted to $373 million, an increase of 84 percent compared to the same quarter in 2010, on higher revenues, the continued turnaround in robotics and the contribution from Baldor. The operational EBITDA margin was 19.8 percent versus 16.6 percent in the year-earlier period.

Cash from operations in the quarter is after approximately $80 million of payments relating to the Baldor transaction.

Low-Voltage Products

			Change
$ millions unless otherwise indicated	Q1 11	Q1 10	US$	Local
Orders	1,409	1,106	27%	25%
Order backlog (end March)	1,108	816	36%	30%
Revenues	1,195	1,011	18%	16%
EBIT	230	150	53%
as % of revenues	19.2%	14.8%
Operational EBITDA(1)	257	178	44%
as % of operational revenues	21.5%	17.6%
Cash flow from operating activities	14	76

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring related charges and the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables—see reconciliation of non-GAAP measures in Appendix 1

Orders grew in all businesses and regions as general industrial demand remained strong and the construction sector improved in parts of Europe and Asia. Orders were also supported by higher prices to compensate increased raw material costs.

Asia recorded the largest order increase, led by China and India. Orders increased at a double-digit pace in Europe, led by Italy and Germany. Orders also rose in the Middle East and Africa.

Revenues grew at a double-digit pace in the product businesses but were down in the low-voltage systems business, mainly reflecting the timing of project execution.

Operational EBITDA and operational EBITDA margin increased on higher revenues, a positive product mix in the quarter and the continued impact of cost reduction measures.

Process Automation

			Change
$ millions unless otherwise indicated	Q1 11	Q1 10	US$	Local
Orders	2,606	2,115	23%	21%
Order backlog (end March)	6,447	5,729	13%	6%
Revenues	1,900	1,735	10%	6%
EBIT	239	159	50%
as % of revenues	12.6%	9.2%
Operational EBITDA(1)	234	181	29%
as % of operational revenues	12.4%	10.5%
Cash flow from operating activities	77	137

(1) Earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring related charges and the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables—see reconciliation of non-GAAP measures in Appendix 1

Orders increased across most businesses and all regions in the first quarter as high prices for commodities like oil, copper and iron ore supported customer investments to increase capacity and improve the performance of existing assets. Both base and large orders grew in the quarter, while lifecycle service orders increased by more than 20 percent, mainly in the minerals, metals and pulp and paper sectors.

Regionally, orders grew strongest in the Middle East and Africa, mainly the result of a large order for a gas compression plant in Africa. Asia order growth was driven by demand from the oil and gas and marine sectors, while orders from Europe and the Americas also recorded double digit growth compared to the same period in 2010.

Revenue growth in the quarter was driven by higher product sales, led by turbocharging and measurement products, and by a double-digit increase in lifecycle service revenues. This favorable product mix also contributed to the improvement in operational EBITDA and operational EBITDA margin in the quarter, along with continued benefits from cost reduction programs.

More information

The 2011 Q1 results press release is available from April 27, 2011, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published. A video from Chief Executive Officer Joe Hogan on ABB’s first-quarter 2011 results will be available at 07:00 am today at www.youtube.com/abb.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 203 059 58 62. From Sweden, +46 8 5051 00 31, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 15778, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. in the UK, 9:00 a.m. EDT). Callers should dial +1 866 291 4166 from the U.S./Canada (toll-free), +44 203 059 5862 from the U.K., or +41 91 610 56 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com.

Investor calendar 2011
Annual General Meeting of shareholders, Zurich	April 29, 2011
Annual information meeting for shareholders, Västerås	May 2, 2011
Q2 2011 results	July 21, 2011
Q3 2011 results	Oct. 27, 2011

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 124,000 people.

Zurich, April 27, 2011

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
Fax: +41 43 317 7958
media.relations@ch.abb.com

ABB first-quarter (Q1) 2011 key figures

				Change
$ millions unless otherwise indicated		Q1 11	Q1 10	US$	Local
Orders	Group	10,357	8’067	28%	25%
	Power Products	2,860	2’401	19%	15%
	Power Systems	1,937	1’758	10%	5%
	Discrete Automation & Motion	2,344	1’408	66%	63%
	Low-Voltage Products	1,409	1’106	27%	25%
	Process Automation	2,606	2’115	23%	21%
	Corporate and other (Inter-division eliminations)	-799	-721
Revenues	Group	8,402	6’934	21%	18%
	Power Products	2,327	2’319	0%	-3%
	Power Systems	1,833	1’384	32%	27%
	Discrete Automation & Motion	1,880	1’213	55%	52%
	Low-Voltage Products	1,195	1’011	18%	16%
	Process Automation	1,900	1’735	10%	6%
	Corporate and other (Inter-division eliminations)	-733	-728
EBIT	Group	1,013	709	43%
	Power Products	331	348	-5%
	Power Systems	121	-14	N/A
	Discrete Automation & Motion	220	168	31%
	Low-Voltage Products	230	150	53%
	Process Automation	239	159	50%
	Corporate and other	-128	-102
EBIT %	Group	12.1%	10.2%
	Power Products	14.2%	15.0%
	Power Systems	6.6%	-1.0%
	Discrete Automation & Motion	11.7%	13.8%
	Low-Voltage Products	19.2%	14.8%
	Process Automation	12.6%	9.2%
Operational EBITDA*	Group	1’319	962
	Power Products	385	401
	Power Systems	148	55
	Discrete Automation & Motion	373	203
	Low-Voltage Products	257	178
	Process Automation	234	181
Operational EBITDA %	Group	15.7%	13.8%
	Power Products	16.5%	17.3%
	Power Systems	8.1%	3.9%
	Discrete Automation & Motion	19.8%	16.6%
	Low-Voltage Products	21.5%	17.6%
	Process Automation	12.4%	10.5%

* Operational EBITDA represents earnings before interest and taxes, and depreciation and amortization, adjusted for restructuring-related charges, the mark-to-market treatment of hedging transactions along with unrealized foreign exchange movements on receivables/payables, and non-recurring charges related to acquisitions (Ventyx and Baldor Electric)—see reconciliation of non-GAAP measures in Appendix 1.

ABB Q1 2011 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q1 11	Q1 10	US$	Local	Q1 11	Q1 10	US$	Local
Europe	4,090	3,433	19%	18%	3,291	2,775	19%	16%
Americas	2,164	1,497	45%	41%	2,008	1,314	53%	49%
Asia	3,097	2,101	47%	39%	2,113	1,910	11%	6%
Middle East and Africa	1,006	1,036	-3%	-6%	990	935	6%	4%
Group total	10,357	8,067	28%	25%	8,402	6,934	21%	18%

Operational EBIT and operational EBITDA by division Q1 2011 vs Q1 2010

	ABB		Power Products		Power Systems		Discrete Automation & Motion		Low Voltage Products		Process Automation
	Q1 11	Q1 10	Q1 11	Q1 10	Q1 11	Q1 10	Q1 11	Q1 10	Q1 11	Q1 10	Q1 11	Q1 10
Revenues (as per Financial Statements)	8’402	6’934	2’327	2’319	1’833	1’384	1’880	1’213	1’195	1’011	1’900	1’735
Derivative impact	-15	35	13	3	-15	32	1	8	-1	3	-12	-12
Operational revenues	8’387	6’969	2’340	2’322	1’818	1’416	1’881	1’221	1’194	1’014	1’888	1’723

EBIT (as per Financial Statements)	1’013	709	331	348	121	-14	220	168	230	150	239	159
Derivative impact	-18	82	9	10	-8	53	-2	13	0	1	-23	6
Restructuring-related costs	1	7	-2	0	5	3	0	3	0	1	-2	-2
Charges related to significant acquisitions	107						107
including backlog amortization	15						15
Operational EBIT	1’103	798	338	358	118	42	325	184	230	152	214	163
Operational EBIT margin	13.2%	11.5%	14.4%	15.4%	6.5%	3.0%	17.3%	15.1%	19.3%	15.0%	11.3%	9.5%
Depreciation & amortization (as per Financial Statements)	231	164	47	43	30	13	63	19	27	26	20	18
including total acquisition-related amortization	52	8	4	3	13	0	32	0	1	2	1	2
Backlog amortization related to significant acquisitions	-15						-15
Operational EBITDA	1’319	962	385	401	148	55	373	203	257	178	234	181
Operational EBITDA margin	15.7%	13.8%	16.5%	17.3%	8.1%	3.9%	19.8%	16.6%	21.5%	17.6%	12.4%	10.5%

Reconciliation of non-GAAP measures
US$ millions

	3 months ended Mar. 31,
	2011	2010
EBIT Margin
(= EBIT as % of revenues)

Earnings before interest and taxes (EBIT)	1’013	709
Revenues	8’402	6’934
EBIT Margin	12.1%	10.2%

EBIT as per financial statements	1’013	709
adjusted for the effects of:

Unrealized gains and losses on derivatives (FX, commodities, embedded derivatives)	(24)	69
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(5)	17
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	11	(4)
Restructuring and restructuring-related expenses	1	7
Charges related to significant acquisitions (1)	107	0
Operational EBIT (adjusted)	1’103	798
reversal of:
Depreciation	152	133
Amortization	79	31
Backlog amortization related to significant acquisitions	(15)	0
Operational EBITDA	1’319	962

Revenues as per financial statements	8’402	6’934
adjusted for the effects of:
Unrealized gains and losses on derivatives	10	9
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(9)	18
Unrealized foreign exchange movements on receivables (and related assets)	(16)	8
Operational Revenues	8’387	6’969

Operational EBITDA Margin
(= Operational EBITDA as % of Operational Revenues)	15.7%	13.8%

(1) Includes $15 million backlog amortization related to acquisitions in the 3 months ended March 31, 2011

	Mar. 31,	Dec. 31,
	2011	2010
Net Cash
(= Cash and equivalents plus marketable securities and short-term investments, less total debt)

Cash and equivalents	3’649	5’897
Marketable securities and short-term investments	862	2’713
Cash and marketable securities	4’511	8’610
Short-term debt and current maturities of long-term debt	1’125	1’043
Long-term debt	1’189	1’139
Total debt	2’314	2’182
Net Cash	2’197	6’428

Reconciliation of non-GAAP measures (cont’d)

US$ millions

	Mar. 31,	Dec. 31,
	2011	2010
Net Working Capital

Receivables, net	10’507	9’970
Inventories, net	6’085	4’878
Prepaid expenses	280	193
Accounts payable, trade	(4’967)	(4’555)
Billings in excess of sales	(1’685)	(1’730)
Employee and other payables	(1’469)	(1’526)
Advances from customers	(1’777)	(1’764)
Accrued expenses	(1’691)	(1’644)
Net Working Capital	5’283	3’822

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Three months ended
($ in millions, except per share data in $)	Mar. 31, 2011	Mar. 31, 2010

Sales of products	7,053	5,753
Sales of services	1,349	1,181
Total revenues	8,402	6,934
Cost of products	(4,973)	(4,058)
Cost of services	(856)	(790)
Total cost of sales	(5,829)	(4,848)
Gross profit	2,573	2,086
Selling, general and administrative expenses	(1,263)	(1,131)
Non-order related research and development expenses	(306)	(246)
Other income (expense), net	9	—
Earnings before interest and taxes	1,013	709
Interest and dividend income	18	24
Interest and other finance expense	(51)	(42)
Income from continuing operations before taxes	980	691
Provision for taxes	(284)	(201)
Income from continuing operations, net of tax	696	490
Income from discontinued operations, net of tax	—	1
Net income	696	491
Net income attributable to noncontrolling interests	(41)	(27)
Net income attributable to ABB	655	464

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	655	463
Net income	655	464

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.29	0.20
Net income	0.29	0.20

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.29	0.20
Net income	0.29	0.20

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,284	2,290
Diluted earnings per share attributable to ABB shareholders	2,289	2,295

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Mar. 31, 2011	Dec. 31, 2010

Cash and equivalents	3,649	5,897
Marketable securities and short-term investments	862	2,713
Receivables, net	10,507	9,970
Inventories, net	6,085	4,878
Prepaid expenses	280	193
Deferred taxes	1,025	896
Other current assets	673	801
Total current assets	23,081	25,348

Financing and other non-current receivables, net	431	420
Property, plant and equipment, net	4,843	4,356
Goodwill	6,945	4,085
Other intangible assets, net	1,787	701
Prepaid pension and other employee benefits	189	173
Investments in equity-accounted companies	19	19
Deferred taxes	258	846
Other non-current assets	386	347
Total assets	37,939	36,295

Accounts payable, trade	4,967	4,555
Billings in excess of sales	1,685	1,730
Employee and other payables	1,469	1,526
Short-term debt and current maturities of long-term debt	1,125	1,043
Advances from customers	1,777	1,764
Deferred taxes	389	357
Provisions for warranties	1,422	1,393
Provisions and other current liabilities	2,663	2,726
Accrued expenses	1,691	1,644
Total current liabilities	17,188	16,738

Long-term debt	1,189	1,139
Pension and other employee benefits	872	831
Deferred taxes	438	411
Other non-current liabilities	1,658	1,718
Total liabilities	21,345	20,837

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,308,782,064 issued shares at March 31, 2011 and December 31, 2010)	1,465	1,454
Retained earnings	16,044	15,389
Accumulated other comprehensive loss	(1,091)	(1,517)
Treasury stock, at cost (24,852,156 and 25,317,453 shares at March 31, 2011 and December 31, 2010, respectively)	(433)	(441)
Total ABB stockholders’ equity	15,985	14,885
Noncontrolling interests	609	573
Total stockholders’ equity	16,594	15,458
Total liabilities and stockholders’ equity	37,939	36,295

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Three months ended
($ in millions)	Mar. 31, 2011	Mar. 31, 2010

Operating activities:
Net income	696	491
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	231	164
Pension and other employee benefits	(7)	22
Deferred taxes	(3)	24
Net gain from sale of property, plant and equipment	(9)	(6)
Loss from equity-accounted companies	—	1
Other	20	14
Changes in operating assets and liabilities:
Trade receivables, net	15	83
Inventories, net	(500)	(280)
Trade payables	135	25
Billings in excess of sales	(100)	42
Provisions, net	(178)	(93)
Advances from customers	(36)	37
Other assets and liabilities, net	(98)	(97)
Net cash provided by operating activities	166	427

Investing activities:
Changes in financing and other non-current receivables, net	(9)	(7)
Purchases of marketable securities (available-for-sale)	(586)	(244)
Purchases of marketable securities (held-to-maturity)	—	(15)
Purchases of short-term investments	(140)	(1,438)
Purchases of property, plant and equipment and intangible assets	(139)	(148)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(3,032)	(53)
Proceeds from sales of marketable securities (available-for-sale)	2,084	71
Proceeds from maturity of marketable securities (available-for-sale)	134	137
Proceeds from maturity of marketable securities (held-to-maturity)	—	186
Proceeds from short-term investments	378	1,643
Proceeds from sales of property, plant and equipment	6	14
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	—	(1)
Net cash provided by (used in) investing activities	(1,304)	145

Financing activities:
Net changes in debt with maturities of 90 days or less	51	22
Increase in debt	37	81
Repayment of debt	(1,299)	(64)
Transactions in treasury shares	4	—
Dividends paid to noncontrolling shareholders	(1)	(16)
Other	(37)	(6)
Net cash provided by (used in) financing activities	(1,245)	17

Effects of exchange rate changes on cash and equivalents	135	(300)

Net change in cash and equivalents - continuing operations	(2,248)	289

Cash and equivalents, beginning of period	5,897	7,119
Cash and equivalents, end of period	3,649	7,408

Supplementary disclosure of cash flow information:
Interest paid	33	22
Taxes paid	298	228

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2010	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473
Comprehensive income:
Net income		464							464	27	491
Foreign currency translation adjustments			(362)				(362)		(362)	4	(358)
Effect of change in fair value of available-for-sale securities, net of tax				(9)			(9)		(9)		(9)
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax					78		78		78		78
Change in derivatives qualifying as cash flow hedges, net of tax						18	18		18		18
Total comprehensive income									189	31	220
Changes in noncontrolling interests	2								2	2	4
Dividends paid to noncontrolling shareholders										(17)	(17)
Treasury stock transactions	(12)							12	—		—
Share-based payment arrangements	18								18		18
Balance at March 31, 2010	3,951	13,292	(1,418)	11	(990)	38	(2,359)	(885)	13,999	699	14,698

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2011	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458
Comprehensive income:
Net income		655							655	41	696
Foreign currency translation adjustments			450				450		450	3	453
Effect of change in fair value of available-for-sale securities, net of tax				(8)			(8)		(8)		(8)
Unrecognized income (loss) related to pensions and other postretirement plans, net of tax					(31)		(31)		(31)		(31)
Change in derivatives qualifying as cash flow hedges, net of tax						15	15		15		15
Total comprehensive income									1,081	44	1,125
Changes in noncontrolling interests									—	(5)	(5)
Dividends paid to noncontrolling shareholders										(3)	(3)
Treasury stock transactions	(4)							8	4		4
Share-based payment arrangements	15								15		15
Balance at March 31, 2011	1,465	16,044	(257)	10	(951)	107	(1,091)	(433)	15,985	609	16,594

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2010.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in the Company’s annual goodwill impairment test,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the doubtful debt allowance.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Fair value measurements

As of January 1, 2011, the Company adopted an accounting standard update that requires additional disclosure for fair value measurements. The update requires disclosure, on a gross basis, about purchases, sales, issuances, and settlements of Level 3 (significant unobservable inputs) instruments when reconciling the fair value measurements. The adoption of this update did not result in additional disclosures for the three months ended March 31, 2011, as there were no significant financial assets and liabilities measured at fair value using Level 3 of the fair value hierarchy.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

As of January 1, 2011, the Company adopted an accounting standard update that requires additional disclosures regarding the changes and reasons for those changes in the allowance for credit losses. The new disclosure requirements did not have a material impact on the consolidated financial statements for the three months ended March 31, 2011.

Revenue recognition for multiple deliverable arrangements

The Company adopted an accounting standard update on revenue recognition for multiple deliverable arrangements, for such arrangements entered into or materially modified by the Company on or after January 1, 2011. This update amends the criteria for allocating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This update also:

•                  eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and

•                  expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements.

The adoption of this update did not have a significant impact on the consolidated financial statements for the three months ended March 31, 2011.

Revenue arrangements that include software elements

The Company adopted an accounting standard update for certain revenue arrangements that include software elements, entered into or materially modified by the Company on or after January 1, 2011. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. The adoption of this update did not have a significant impact on the consolidated financial statements for the three months ended March 31, 2011.

Goodwill impairment test for reporting units with zero or negative carrying amounts

As of January 1, 2011, the Company adopted an accounting standard update which clarifies that the Company is required to perform the second step of the goodwill impairment test (determining whether goodwill has been impaired and calculating the amount of the impairment) also for reporting units with zero or negative carrying amounts, if it is more likely than not that a goodwill impairment exists. In determining whether a goodwill impairment exists, the Company considers whether there are any adverse qualitative factors indicating such an impairment. A reporting unit is an operating segment or one level below an operating segment. The adoption of this update did not have a significant impact on the consolidated financial statements for the three months ended March 31, 2011.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosure of supplementary pro forma information for business combinations

For business combinations entered into on or after January 1, 2011, that are material on an individual or aggregate basis, the Company has adopted an accounting standard update that clarifies the requirement regarding the disclosure of pro forma information for business combinations. Under the update, the Company is required to disclose pro forma revenues and earnings of the combined entity as though the business combination(s) had occurred as of the beginning of the comparable prior annual reporting period only. This update also expands the disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. See Note 3 for pro forma disclosures related to the acquisition of Baldor Electric Company.

Applicable for future periods

A creditor’s determination of whether a restructuring is a troubled debt restructuring

In April 2011, an accounting standard update was issued that provides clarifying guidance regarding whether a restructuring of receivables constitutes a troubled debt restructuring and requires additional disclosures. This update is effective for the Company for the interim period beginning July 1, 2011, and is applicable retrospectively to January 1, 2011. The Company is currently evaluating the impact of this update.

Note 3. Acquisitions

Acquisitions were as follows:

	Three months ended March 31,
($ in millions, except number of acquired businesses)	2011	2010
Acquisitions (net of cash acquired)(1)	2,985	53
Aggregate excess of purchase price over fair value of net assets acquired(2)	2,794	45

Number of acquired businesses	3	3

(1) Excluding changes in cost and equity investments.

(2) Recorded as goodwill.

In the table above, the “Acquisitions” and “Aggregate excess of purchase price over fair value of net assets acquired” amounts for the three months ended March 31, 2011, relate primarily to the acquisition of Baldor, as described below. Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

On January 26, 2011, the Company acquired 83.25 percent of the outstanding shares of Baldor Electric Company (Baldor) for $63.50 per share in cash. On January 27, 2011, the Company exercised its top-up option contained in the merger agreement, bringing its shareholding in Baldor to 91.6 percent, allowing the Company to complete a short-form merger under Missouri, United States, law. On the same date, the Company completed the purchase of the remaining 8.4 percent of outstanding shares. The resulting cash outflows for the Company in the three months ended March 31, 2011, amounted to $4,206 million, representing $2,966 million for the purchase of the shares, net of cash acquired, and $1,240 million for the repayment of debt assumed upon acquisition.

Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. The acquisition broadens the product offering of the Company’s Discrete Automation and Motion operating segment, closing the gap in the Company’s automation portfolio in North America by adding Baldor’s NEMA (National Electrical Manufacturers Association) motors product line as well as adding Baldor’s growing mechanical power transmission business.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for the acquisition is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

Notes to the Interim Consolidated Financial Information (unaudited)

The aggregate preliminary purchase price of business acquisitions in the three months ended March 31, 2011, settled in cash, has been allocated as follows:

	Allocated amounts			Weighted- average
($ in millions)	Baldor	Other	Total	useful life
Customer relationships	775	—	775	13 years
Technology	221	—	221	10 years
Trade name	123	—	123	10 years
Order backlog	15	—	15	2 months
Intangible assets	1,134	—	1,134
Fixed assets	380	—	380
Debt acquired	(1,241)	—	(1,241)
Deferred tax liabilities	(520)	—	(520)
Inventories	445	—	445
Other assets and liabilities, net(1)	(10)	3	(7)
Goodwill(2)	2,778	16	2,794
Total acquisitions (net of cash acquired) (3)	2,966	19	2,985

(1) Gross receivables from the Baldor acquisition totaled $264 million; the fair value of which was $261 million after allowance for estimated uncollectable receivables.

(2) The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.

(3) Cash acquired in the Baldor acquisition totaled $48 million.

The Company’s Consolidated Income Statement for the three months ended March 31, 2011, includes total revenues of $371 million and a net loss of $32 million (including acquisition-related charges), in respect of Baldor since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Baldor for the three months ended March 31, 2011 and 2010, as if Baldor had been acquired on January 1, 2010.

	Three months ended March 31,
($ in millions)	2011	2010
Total revenues	8,512	7,331
Income from continuing operations, net of tax	781	425

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Baldor. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Notes to the Interim Consolidated Financial Information (unaudited)

The unaudited pro forma results above include certain adjustments related to the Baldor acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the combined entity as if Baldor had been acquired on January 1, 2010.

	Three months ended March 31,
($ in millions)	2011 Adjustments	2010 Adjustments

Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(6)	(19)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	15	(15)
Impact on cost of sales from fair valuing acquired inventory	63	(63)
Interest expense on Baldor’s debt	11	24
Baldor stock-option plans adjustments	66	—
Impact on selling, general and administrative expenses from acquisition-related costs	60	(29)
Taxation adjustments	(66)	29
Other	—	(7)
Total pro forma adjustments	143	(80)

For the three months ended March 31, 2010, acquisitions were not significant, either individually or in aggregate.

Changes in total goodwill were as follows:

($ in millions)	Total
Balance at January 1, 2010	3,026
Goodwill acquired during the period(1)	1,091
Exchange rate differences	(24)
Other	(8)
Balance at December 31, 2010	4,085
Goodwill acquired during the period(2)	2,794
Exchange rate differences	69
Other	(3)
Balance at March 31, 2011	6,945

(1) Includes primarily goodwill in respect of Ventyx, acquired in June 2010, which has been allocated to the Power Systems operating segment.

(2) Includes primarily goodwill in respect of Baldor, acquired in January 2011, which has been allocated to the Discrete Automation and Motion operating segment.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 4. Cash and equivalents and marketable securities and short-term investments

Cash and equivalents and marketable securities and short-term investments consisted of the following:

	March 31, 2011
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,803			1,803	1,803	—
Time deposits	1,955			1,955	1,810	145
Debt securities available-for-sale:
– U.S. government obligations	145	4	(1)	148	—	148
– Other government obligations	4	—	(1)	3	—	3
– Corporate	252	7	—	259	36	223
Equity securities available-for-sale	339	6	(2)	343	—	343
Total	4,498	17	(4)	4,511	3,649	862

	December 31, 2010
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,851			1,851	1,851	—
Time deposits	4,044			4,044	3,665	379
Debt securities available-for-sale:
– U.S. government obligations	147	5	(1)	151	—	151
– Other government obligations	4	—	(1)	3	—	3
– Corporate	708	8	—	716	381	335
Equity securities available-for-sale	1,836	11	(2)	1,845	—	1,845
Total	8,590	24	(4)	8,610	5,897	2,713

In addition to the securities shown above, in January 2011 the Company purchased shares in a listed company and, as such, classified these as available-for-sale equity securities. The investment is recorded in “Other non-current assets”. At March 31, 2011, the cost basis, the gross unrealized loss and fair value of these equity securities were $10 million, $2 million and $8 million, respectively.

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by

Notes to the Interim Consolidated Financial Information (unaudited)

changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding purchase contracts, as well as at least 50 percent of the forecasted commodity purchases over the next eighteen months. In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates and in currencies other than the issuing entity’s functional currency. Interest rate swaps are used to manage the interest rate risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Volume of derivative activity

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	March 31, 2011	December 31, 2010	March 31, 2010
Foreign exchange contracts	18,506	16,971	13,007
Embedded foreign exchange derivatives	2,977	2,891	3,355
Interest rate contracts	2,772	2,357	2,557

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	March 31, 2011	December 31, 2010	March 31, 2010
Copper swaps	metric tonnes	27,109	20,977	22,175
Aluminum swaps	metric tonnes	4,198	3,050	3,464
Nickel swaps	metric tonnes	30	36	16
Lead swaps	metric tonnes	9,800	9,525	—
Electricity futures	megawatt hours	376,688	363,340	389,736
Crude oil swaps	barrels	109,586	121,979	139,580

Equity derivatives:

At March 31, 2011, December 31, 2010 and March 31, 2010, the Company held 56 million, 58 million and 57 million cash-settled call options on ABB Ltd shares with a total fair value of $48 million, $45 million and $66 million, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At March 31, 2011 and December 31, 2010, “Accumulated other comprehensive loss” included net unrealized gains of $107 million and $92 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at March 31, 2011, net gains of $80 million are expected to be reclassified to earnings in the following twelve months. At March 31, 2011, the longest maturity of a derivative classified as a cash flow hedge was 62 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the three months ended March 31, 2011 and 2010.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Three months ended March 31, 2011
Type of derivative designated as	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	52	Total revenues	41	Total revenues	—
		Total cost of sales	(2)	Total cost of sales	—
Commodity contracts	(3)	Total cost of sales	3	Total cost of sales	1
Cash-settled call options	5	SG&A expenses(2)	2	SG&A expenses(2)	—
Total	54		44		1

Three months ended March 31, 2010
Type of derivative designated as	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	28	Total revenues	15	Total revenues	—
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	4	Total cost of sales	1	Total cost of sales	—
Cash-settled call options	5	SG&A expenses(2)	(1)	SG&A expenses(2)	—
Total	37		14		—

(1) OCI represents “Accumulated other comprehensive loss”.

(2) SG&A expenses represent “Selling, general and administrative expenses”

Derivative gains of $32 million and $11 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the three months ended March 31, 2011 and 2010, respectively.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the three months ended March 31, 2011 and 2010, was not significant.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Three months ended March 31, 2011
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(21)	Interest and other finance expense	21

Three months ended March 31, 2010
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	11	Interest and other finance expense	(11)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Three months ended March 31,
not designated as a hedge	Location	2011	2010
Foreign exchange contracts:	Total revenues	42	94
	Total cost of sales	22	(95)
	Interest and other finance expense	185	83
Embedded foreign exchange contracts:	Total revenues	—	(94)
	Total cost of sales	9	9
Commodity contracts:	Total cost of sales	(9)	6
Total		249	3

Notes to the Interim Consolidated Financial Information (unaudited)

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	March 31, 2011
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	127	36	10	8
Commodity contracts	7	—	1	—
Interest rate contracts	9	33	—	—
Cash-settled call options	18	30	—	—
Total	161	99	11	8
Derivatives not designated as hedging instruments:
Foreign exchange contracts	338	68	116	18
Commodity contracts	17	2	7	—
Interest rate contracts	—	—	—	1
Cash-settled call options	—	—	—	—
Embedded foreign exchange derivatives	32	7	118	44
Total	387	77	241	63
Total fair value	548	176	252	71

	December 31, 2010
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	106	39	23	12
Commodity contracts	8	—	—	—
Interest rate contracts	14	50	—	—
Cash-settled call options	18	25	—	—
Total	146	114	23	12
Derivatives not designated as hedging instruments:
Foreign exchange contracts	435	62	140	14
Commodity contracts	42	2	7	—
Interest rate contracts	—	—	—	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	23	4	134	50
Total	500	70	281	65
Total fair value	646	184	304	77

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at March 31, 2011 and December 31, 2010, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity, interest rate and equity derivatives and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                       Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and specific government securities.

Level 2:                       Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, interest rate swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

Level 3:                       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Notes to the Interim Consolidated Financial Information (unaudited)

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2011
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	36	—	36
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	340	—	343
Debt securities—U.S. government obligations	148	—	—	148
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	223	—	223
Available-for-sale securities in “Other non-current assets”
Equity securities	8	—	—	8
Derivative assets—current in “Other current assets”	9	539	—	548
Derivative assets—non-current in “Other non-current assets”	—	176	—	176
Total	171	1,314	—	1,485
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	3	249	—	252
Derivative liabilities—non-current in “Other non-current liabilities”	—	71	—	71
Total	3	320	—	323

	December 31, 2010
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	381	—	381
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	1,842	—	1,845
Debt securities—U.S. government obligations	151	—	—	151
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	335	—	335
Available-for-sale securities in “Other non-current assets”
Equity securities	—	—	—	—
Derivative assets—current in “Other current assets”	12	634	—	646
Derivative assets—non-current in “Other non-current assets”	—	184	—	184
Total	169	3,376	—	3,545
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	7	297	—	304
Derivative liabilities—non-current in “Other non-current liabilities”	—	77	—	77
Total	7	374	—	381

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                 Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. Where the Company has invested in shares of funds, which do not have readily determinable fair values, Net Asset Value (NAV) is used as a practical expedient of fair value (without any adjustment) as

Notes to the Interim Consolidated Financial Information (unaudited)

these funds invest in high-quality, short-term fixed income securities which are accounted for at fair value. As the Company has the ability to redeem its shares in such funds at NAV without any restrictions, notice period or further funding commitments, NAV is considered Level 2.

•                 Derivatives: the fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the three months ended March 31, 2011 and 2010.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents, receivables, accounts payable, short-term debt and current maturities of long-term debt: The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments: Includes time deposits whose carrying amounts approximate their fair values (see Note 4).

Financing receivables (non-current portion): Financing receivables (including loans granted) are carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at March 31, 2011, were $68 million and $69 million, respectively and at December 31, 2010, were $56 million and $58 million, respectively.

Long-term debt (non-current portion): Fair values of public bond issues are based on quoted market prices. The fair values of other debt are based on the present value of future cash flows, discounted at estimated borrowing rates for similar debt instruments, or in the case of private placement bond or note issuances, using the relevant borrowing rates derived from interest rate swap curves. The carrying values and estimated fair values of long-term debt at March 31, 2011, were $1,189 million and $1,232 million, respectively at December 31, 2010, were $1,139 million and $1,201 million, respectively.

Note 7. Credit quality of receivables

Accounts receivable and doubtful debt allowance

Accounts receivable are recorded at the invoiced amount. The doubtful debt allowance is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the doubtful debt allowance regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” (lowest likelihood of loss) to “E” (highest likelihood of loss), as shown in the following table:

Equivalent Standard & Poor’s rating
Risk category:
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Notes to the Interim Consolidated Financial Information (unaudited)

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information is considered in the assignment to a risk category. Customers are assessed at least annually and more frequently when information on significant changes in the customers’ financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

Information on the credit quality of trade receivables with an original maturity greater than one year and financing receivables is presented in the respective sections below.

Receivables classified as current assets

The gross amounts of, and doubtful debt allowance for, trade receivables with a contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), recorded in receivables, net, were as follows:

	March 31, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	184	70	254
- Collectively evaluated for impairment	392	52	444
Total	576	122	698
Doubtful debt allowance:
- From individual impairment evaluation	(26)	—	(26)
- From collective impairment evaluation	(10)	—	(10)
Total	(36)	—	(36)
Recorded net amount	540	122	662

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	154	67	221
- Collectively evaluated for impairment	391	43	434
Total	545	110	655
Doubtful debt allowance:
- From individual impairment evaluation	(27)	—	(27)
- From collective impairment evaluation	(10)	—	(10)
Total	(37)	—	(37)
Recorded net amount	508	110	618

Changes in the doubtful debt allowance were as follows:

($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Balance at January 1, 2011	37	—	37
Reversal of allowance	(4)	—	(4)
Additions to allowance	6	—	6
Amounts written off	—	—	—
Exchange rate differences	(3)	—	(3)
Balance at March 31, 2011	36	—	36

Notes to the Interim Consolidated Financial Information (unaudited)

The following table shows the credit risk profile, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	March 31, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Risk category:
A	216	102	318
B	216	8	224
C	126	12	138
D	14	—	14
E	4	—	4
Total gross amount	576	122	698

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Risk category:
A	219	91	310
B	199	5	204
C	87	12	99
D	37	2	39
E	3	—	3
Total gross amount	545	110	655

The following table shows an aging analysis, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	March 31, 2011
	Past Due
($ in millions)	0 — 30 days	30 — 60 days	60 — 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at March 31, 2011(1)	Total
Trade receivables with original contractual maturity > 1 year	36	9	11	37	15	468	576
Other receivables	—	—	—	9	—	113	122
Total gross amount	36	9	11	46	15	581	698

	December 31, 2010
	Past Due
($ in millions)	0 — 30 days	30 — 60 days	60 — 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2010(1)	Total
Trade receivables with original contractual maturity > 1 year	49	7	6	40	9	434	545
Other receivables	—	—	—	10	—	100	110
Total gross amount	49	7	6	50	9	534	655

(1) Principally represents contractual retention amounts that will become due subsequent to the completion of the long-term contract.

Notes to the Interim Consolidated Financial Information (unaudited)

Receivables classified as non-current assets

The gross amounts of, and related doubtful debt allowance for, loans granted, pledged financial assets and other financing receivables recorded in financing and other non-current receivables, net, were as follows:

	March 31, 2011
($ in millions)	Loans granted	Pledged financial assets	Other financing receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	70	290	45	405
- Collectively evaluated for impairment	6	—	5	11
Total	76	290	50	416
Doubtful debt allowance:
- From individual impairment evaluation	(8)	—	—	(8)
- From collective impairment evaluation	—	—	—	—
Total	(8)	—	—	(8)
Recorded net amount	68	290	50	408

	December 31, 2010
($ in millions)	Loans granted	Pledged financial assets	Other financing receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	55	293	48	396
- Collectively evaluated for impairment	9	—	—	9
Total	64	293	48	405
Doubtful debt allowance:
- From individual impairment evaluation	(8)	—	—	(8)
- From collective impairment evaluation	—	—	—	—
Total	(8)	—	—	(8)
Recorded net amount	56	293	48	397

Changes in the doubtful debt allowance for loans granted, pledged financial assets and other financing receivables during the three months ended March 31, 2011 were not significant.

The following table shows the credit risk profile, on a gross basis, of loans granted, pledged financial assets and other financing receivables based on the internal credit categories which are used as a credit quality indicator:

	March 31, 2011
($ in millions)	Loans granted	Pledged financial assets	Other financing receivables	Total
Risk category:
A	59	290	50	399
B	2	—	—	2
C	15	—	—	15
D	—	—	—	—
E	—	—	—	—
Total gross amount	76	290	50	416

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2010
($ in millions)	Loans granted	Pledged financial assets	Other financing receivables	Total
Risk category:
A	47	293	48	388
B	2	—	—	2
C	15	—	—	15
D	—	—	—	—
E	—	—	—	—
Total gross amount	64	293	48	405

At March 31, 2011, and December 31, 2010, the total gross amounts of $416 million and $405 million, respectively, in the tables above were not due at those dates.

Note 8. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2012 at the Windsor site and at least until 2015 at the Hematite site.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL’s former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Since then, Westinghouse’s efforts focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site. In February 2011, the Company and Westinghouse agreed to settle and release the Company from its continuing environmental obligations under the sale agreement. Consequently, at December 31, 2010, these obligations were reclassified to current liabilities and reduced to reflect the amount of the agreed settlement; the amount was paid by the Company in February 2011.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Notes to the Interim Consolidated Financial Information (unaudited)

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. Substantially all of one of the acquired entities remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this remediation liability is included in “Other non-current assets”.

The impact of the above Nuclear Technology and other environmental obligations on “Income from continuing operations before taxes” and on “Income (loss) from discontinued operations, net of tax” was not significant for the three months ended March 31, 2011 and 2010.

The effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Three months ended March 31,
($ in millions)	2011	2010
Cash expenditures:
Nuclear Technology business	131	4
Various businesses	1	2
	132	6

The Company has estimated further cash expenditures of $27 million for the remainder of 2011. These expenditures are covered by provisions included in “Provisions and other current liabilities”.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	March 31, 2011	December 31, 2010
Provision balance relating to:
Nuclear Technology business	50	181
Various businesses	70	65
	120	246
Environmental provisions included in:
Provisions and other current liabilities	35	161
Other non-current liabilities	85	85
	120	246

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Asbestos obligations

The Company’s Combustion Engineering Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company’s former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

In December 2010, the Company made a payment of $25 million to the CE Asbestos PI Trust and thereby discharged its remaining payment obligations to the CE Asbestos PI Trust.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of asbestos obligations on the Company’s Consolidated Income Statements and Statements of Cash Flows was not significant for the three months ended March 31, 2011 and 2010.

The effect of asbestos obligations on the Company’s Consolidated Balance Sheets at March 31, 2011 and December 31, 2010 was not significant.

Contingencies—Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount of potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. In the United States, the Department of Justice (DoJ) also conducted an investigation into this business. The Company has been informed that the European Commission and the DoJ have closed their investigations. No fines have been imposed on the Company.

The Company’s FACTS business remains under investigation in one other jurisdiction for anti-competitive practices. Management is cooperating fully with the antitrust authority in its investigation. An informed judgment about the outcome of that investigation or the amount of potential loss for the Company, if any, relating to that investigation cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the DoJ and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

Notes to the Interim Consolidated Financial Information (unaudited)

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At March 31, 2011, and December 31, 2010, the Company recognized aggregate liabilities of $232 million and $220 million, respectively, included in “Provisions and other current liabilities” and in “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	March 31, 2011	December 31, 2010

Performance guarantees	164	125
Financial guarantees	83	84
Indemnification guarantees	200	203
Total	447	412

In respect of the above guarantees, the carrying amounts of liabilities at March 31, 2011 and December 31, 2010, were insignificant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold

Notes to the Interim Consolidated Financial Information (unaudited)

its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $87 million at both March 31, 2011, and December 31, 2010. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $14 million and $13 million at March 31, 2011, and December 31, 2010, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was not significant at March 31, 2011 and $6 million at December 31, 2010.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum amount payable, under the guarantees was $10 million at both March 31, 2011, and December 31, 2010.

The Company is engaged in executing a number of projects as a member of a consortium that includes third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to three years. At March 31, 2011, and December 31, 2010, the maximum payable amount under these guarantees as a result of third-party non-performance was $53 million and $15 million, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At March 31, 2011, and December 31, 2010, the Company had $83 million and $84 million, respectively, of financial guarantees outstanding. Of each of those amounts, $16 million was issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees outstanding have various maturity dates. The majority of the durations run to 2013, with the longest expiring in 2020.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees are described below.

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability relating to this business, pursuant to the sales agreement, at each of March 31, 2011, and December 31, 2010, was $50 million.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at March 31, 2011, and December 31, 2010, of $148 million and $147 million, respectively, relating to this business, is subject to foreign exchange fluctuations.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

Notes to the Interim Consolidated Financial Information (unaudited)

The reconciliation of the “Provision for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2011	2010

Balance at January 1,	1,393	1,280
Claims paid in cash or in kind	(35)	(35)
Warranties assumed through acquisitions	10	—
Net increase in provision for changes in estimates, warranties issued and warranties expired	2	20
Exchange rate differences	52	(37)
Balance at March 31,	1,422	1,228

Note 9. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Three months ended March 31,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	60	51	1	1
Interest cost	99	96	3	3
Expected return on plan assets	(123)	(105)	—	—
Amortization of transition liability	—	—	—	—
Amortization of prior service cost	11	7	(2)	(2)
Amortization of net actuarial loss	18	18	1	1
Curtailments, settlements and special termination benefits	—	—	—	—
Net periodic benefit cost	65	67	3	3

Employer contributions were as follows:

	Three months ended March 31,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	72	56	6	6
Of which, discretionary contributions to defined benefit pension plans	—	—	—	—

The Company expects to make cash contributions totaling approximately $303 million and $20 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2011.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 10. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Three months ended March 31,
($ in millions, except per share data in $)	2011	2010

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	655	463
Income from discontinued operations, net of tax	—	1
Net income	655	464

Weighted-average number of shares outstanding (in millions)	2,284	2,290

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.29	0.20
Income from discontinued operations, net of tax	—	—
Net income	0.29	0.20

Diluted earnings per share

	Three months ended March 31,
($ in millions, except per share data in $)	2011	2010

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	655	463
Income from discontinued operations, net of tax	—	1
Net income	655	464

Weighted-average number of shares outstanding (in millions)	2,284	2,290
Effect of dilutive securities:
Call options and shares	5	5
Dilutive weighted-average number of shares outstanding	2,289	2,295

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.29	0.20
Income from discontinued operations, net of tax	—	—
Net income	0.29	0.20

Note 11. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

Notes to the Interim Consolidated Financial Information (unaudited)

A description of the types of products and services provided by each reportable segment is as follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products and services and incorporating components manufactured by both the Company and by third parties.

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, rectifiers, excitation systems, robotics, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, and income (loss) from discontinued operations, net of tax. The Company presents segment revenues, earnings before interest and taxes and total assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, at current market prices.

The following tables summarize information for each segment:

	Three months ended March 31, 2011
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	1,906	421	2,327	331
Power Systems	1,780	53	1,833	121
Discrete Automation and Motion	1,737	143	1,880	220
Low Voltage Products	1,121	74	1,195	230
Process Automation	1,848	52	1,900	239
Corporate and Other	10	353	363	(128)
Intersegment elimination	—	(1,096)	(1,096)	—
Consolidated	8,402	—	8,402	1,013

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended March 31, 2010
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)
Power Products	1,898	421	2,319	348
Power Systems	1,337	47	1,384	(14)
Discrete Automation and Motion	1,059	154	1,213	168
Low Voltage Products	948	63	1,011	150
Process Automation	1,680	55	1,735	159
Corporate and Other	12	353	365	(102)
Intersegment elimination	—	(1,093)	(1,093)	—
Consolidated	6,934	—	6,934	709

(1) Earnings before interest and taxes are after intersegment eliminations and therefore refer to third-party activities only.

	Total assets(1)
($ in millions)	March 31, 2011	December 31, 2010
Power Products	7,432	7,238
Power Systems	6,378	6,053
Discrete Automation and Motion	8,800	3,715
Low Voltage Products	3,324	2,904
Process Automation	5,101	4,741
Corporate and Other	6,904	11,644
Consolidated	37,939	36,295

(1) Total assets are after intersegment eliminations and therefore refer to third-party assets only.

January — March 2011 — Q1

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Bernhard Jucker	25.02.2011	WARs		185,000	CHF 1.40
Bernhard Jucker	28.02.2011	Shares	5,747		CHF 22.48
Bernhard Jucker	28.02.2011	Shares	5,453		CHF 22.47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 27, 2011	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance